Via Facsimile and U.S. Mail
Mail Stop 6010

August 22, 2006

Mr. Richard D. Nanula
Executive Vice President and Chief Financial Officer
Amgen, Inc.
One Amgen Center Drive
Thousand Oaks, CA 91320-1799

> **Re:** **Amgen, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2006**
> **File No. 000-12477**

Dear Mr. Nanula:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joseph J. Roesler
Accounting Branch Chief